UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   **April 20, 2004**

AMERICAN INDEPENDENCE CORP.

(Exact name of registrant as specified in its charter)

Delaware	**001-05270**	**11-1817252**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

485 Madison Avenue, New York, NY 10022	**10022**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(212) 355-4141**

Item 9. Regulation FD Disclosure.

On April 20, 2004, American Independence Corp. issued a press release announcing an acquisition, a copy of which is attached as Exhibit 99.1.


<u>SIGNATURE</u>


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN INDEPENDENCE CORP.

/s/ *Teresa A. Herbert*   Date: April 20, 2004
Teresa A. Herbert
Vice President and Chief Financial Officer

Exhibit 99.1

AMERICAN INDEPENDENCE CORP.   **CONTACT: DAVID T. KETTIG**
485 MADISON AVENUE   **(212) 355-4141 Ext. 3047**
NEW YORK, NEW YORK 10022   **www.americanindependencecorp.com**

NEWS RELEASE

**AMERICAN INDEPENDENCE CORP. ANNOUNCES ACQUISITION OF MANAGING
GENERAL UNDERWRITER**

New York, New York, April 20, 2004. American Independence Corp. (NASDAQ: AMIC) today announced the expansion of its business through the acquisition of substantially all of the assets of an employer medical stop-loss managing general underwriter, which has a block of approximately $13 million of annualized premium. The assets were acquired by IndependenceCare Underwriting Services – MidAtlantic LLC, which will be based in Baltimore, Maryland and will retain the key marketing personnel of the former MGU.

Roy T.K. Thung, Chief Executive Officer, commented, "We are pleased to be able to expand our MGU division. As a result of this acquisition, our stop-loss MGUs have increased their block to $160 million of annualized premiums written through several carriers. We are confident that IndependenceCare – MidAtlantic will contribute to our MGU operations."

AMIC is a holding company principally engaged in the insurance and reinsurance business through Independence American Insurance Company and its employer medical stop-loss and managed care managing general underwriters.

Some of the statements included herein may be considered to be forward looking statements, which are subject to certain risks and uncertainties. Factors which could cause the actual results to differ materially from those suggested by such statements are described from time to time in AMIC's filings with the Securities and Exchange Commission.